UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 4)

Quorum Health Corporation

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

74909E106

(CUSIP Number)

Shulamit Leviant, Esq.

Davidson Kempner Capital Management LP

520 Madison Avenue, 30th Floor

New York, NY 10022

(212) 446-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 74909E106

(1)	Name of reporting person M. H. Davidson & Co.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: New York

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.00%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Partners
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: New York

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.00%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Institutional Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.00%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner International, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: British Virgin Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.00%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Distressed Opportunities Fund LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.00%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Distressed Opportunities International Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.00%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Capital Management LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): AF (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.00%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Anthony A. Yoseloff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): AF (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.00%
(14)	Type of reporting person (see instructions): IN

Explanatory Note

This Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) filed by the Reporting Persons relates to the continuation of discussions between the Reporting Persons and Quorum Health Corporation, a Delaware corporation (the “Issuer”) since the date of the Schedule 13D filed on April 11, 2019, as amended by Amendment No. 1 filed on February 5, 2020, Amendment No. 2 filed on April 10, 2020, and Amendment No. 3 filed on April 13, 2020, with respect to the Common Stock of the Issuer (the “Schedule 13D Filing”). This Amendment No. 4 amends and supplements the Schedule 13D Filing. Except as otherwise specified in this Amendment No. 4, all previous Items are unchanged. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings as are ascribed to such terms in the Schedule 13D Filing.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

As described by the Issuer in its Current Report on Form 8-K dated July 7, 2020 (the “Third Issuer 8-K”), the Issuer’s voluntary petitions filed with the Bankruptcy Court under Chapter 11 of the United States Bankruptcy Code, jointly administered under the caption In re Quorum Health Corporation, et al., Case No. 20-10766 (KBO), were approved on June 30, 2020, including the Joint Prepackaged Chapter 11 Plan of Reorganization [Docket No. 556, Ex. 1] (the “Plan”). On July 7, 2020 (the “Effective Date”), the Plan became effective, and in accordance therewith, the Issuer became a wholly owned subsidiary of Quincy Health, LLC, a newly formed Delaware limited liability company (“Quincy Health”), and all of the shares of common stock of the Issuer outstanding immediately prior to the Effective Date, including those held by the Reporting Persons, were cancelled, discharged and of no force and effect. As of the Effective Date, none of the Reporting Persons holds any shares of common stock in the Issuer.

Pursuant to the implementation of the Plan, on the Effective Date (i) the DIP Credit Agreement, with respect to that certain $100 million debtor-in-possession facility, was paid in full and terminated (the “DIP Termination”), (ii) all outstanding obligations under the Senior Notes and the First Lien Loans under the Senior Secured Credit Agreement were cancelled and the applicable agreements governing such obligations were terminated (the “Note and Loan Termination”, together with the DIP Termination, the “Credit Terminations”). Material terms of the Plan, including with respect to the Credit Terminations, are described in the Third Issuer 8-K.

The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by reference to the agreement, filed as Exhibit 99.4 hereto, and is incorporated herein by reference.

Item 5. Interests

Item 5 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is incorporated herein by reference.

Item 6. Agreements

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is incorporated herein by reference.

The Swap Agreements previously entered into by the Swap Reporting Persons were cancelled on the Effective Date pursuant to the Plan.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit 99.4

Debtors’ Joint Prepackaged Chapter 11 Plan of Reorganization, dated as of April 7, 2020, as amended or supplemented on April 27, 2020, June 5, 2020, June 12, 2020 and June 30, 2020, incorporated herein by reference to Exhibit 2.1 to the Third Issuer 8-K.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 9, 2020

By:	/s/ Anthony A. Yoseloff
Name:	ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International, Ltd., (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP and (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP, as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.